[Reference Translation]

April 26, 2023

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, Chairman of the Board of Directors
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice of the Difference in Non-Consolidated Financial Results of our

Consolidated Subsidiary from the Previous Fiscal Year

We hereby inform you of the difference in non-consolidated financial results of our consolidated subsidiary, Hino Motors, Ltd. for the fiscal year ended March 31, 2023 compared with the previous fiscal year.

The impact of this matter on our forecasts of consolidated results is expected to be immaterial.

Fiscal Year Ended March 31, 2023 (April 1, 2022 – March 31, 2023)

Fiscal Year Ended March 31, 2022 (April 1, 2021 – March 31, 2022)

	(% of change from previous year.)
	Net sales		Operating income		Ordinary income		Profit
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2023	832,061	-3.7	-15,761	—	-25,743	—	-119,189	—
FY2022	863,642	—	-3,003	—	11,611	—	-88,599	—

For the reason for the difference, please refer to the attached Hino Motors, Ltd. disclosure below.

Financial Results for the Fiscal Year Ended March 31, 2023 [Japanese GAAP] (Consolidated)
English translation from the original Japanese-language document

April 26, 2023
Name of Listed Company	:	Hino Motors, Ltd.	Stock Listing: Tokyo and Nagoya
Code Number	:	7205
URL	:	http://www.hino.co.jp/
Representative	:	Satoshi Ogiso, President & CEO, Member of the Board of Directors
Contact Point	:	Yoshiki Ohno, General Manager, Corporate Communications Dept., Public Affairs Div.
Phone	:	(042) 586-5494
Scheduled Date of Annual Meeting of Shareholders	:	June 27, 2023
Scheduled Date of Financial Statements Filing	:	June 27, 2023
Scheduled Date of Dividend Payment Start	:	—
Supplementary materials for Financial Results	:	Yes
Investor conference for Financial Results	:	Yes (For Mass Media and Analysts)

(Amounts are rounded down to the nearest one million yen)

1.	Consolidated Financial Results for the Fiscal Year Ended March 31, 2023 (April 1, 2022 – March 31, 2023)

(1)	Consolidated Financial Results

	(% of change from previous year.)
	Net sales		Operating income		Ordinary income		Profit attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY 2023	1,507,336	3.3	17,406	-48.5	17,587	-58.4	-117,664	—
FY 2022	1,459,706	—	33,810	—	37,986	—	-84,732	—

(Note)	Comprehensive income FY 2023: ¥ -78,297 million (—%) FY 2022: ¥ -74,716 million (—%)

	Profit per share	Diluted Profit per share	Return on equity	Ordinary income to total assets	Operating income to net sales
	Yen	Yen	%	%	%
FY 2023	-204.98	—	-28.5	1.2	1.2
FY 2022	-147.61	—	-16.7	3.1	2.3

(Reference)	Equity in earnings of affiliated companies: FY 2023: ¥-900 million FY 2022: ¥186 million
(Note)	The Accounting Standard for Revenue Recognition (ASBJ Statement No. 29; March 31, 2020), etc. were applied from the beginning of the previous consolidated accounting period. Accordingly, the figures for the fiscal year ending March 2022 reflect said accounting standard, etc., and increase/decrease rates from the previous year are not indicated.

(2)	Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY 2023	1,361,735	433,409	27.0	640.94
FY 2022	1,258,350	516,007	36.4	798.17

(Reference) Equity capital:            FY 2023: ¥367,914 million            FY 2022: ¥458,169 million

(3)	Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY 2023	-40,799	-60,257	114,208	75,683
FY 2022	106,711	-62,181	-39,147	62,662

2.	Dividends

	Dividends per share					Total dividends (annual)	Dividends payout ratio (consolidated)	Dividends on net assets (consolidated)
	1Q	2Q	3Q	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Millions of Yen	%	%
FY 2022	—	10.00	—	0.00	10.00	5,741	—	1.1
FY 2023	—	0.00	—	0.00	0.00	—	—	—
FY 2024 (forecast)	—	—	—	—	—		—

(Note)	Due to some uncertain events at present, the year-end and annual dividend forecasts for FY2024 have not been determined.

3.	Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2023 (April 1, 2023 – March 31, 2024)

	(% of change from FY2023)
	Net sales		Operating income		Ordinary income		Profit attributable to owners of parent		Profit per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
FY 2024	1,700,000	12.8	20,000	14.9	15,000	-5.0	10,000	—	17.42

*Notes

(1)	Changes in significant subsidiaries (changes of specified subsidiaries resulting in changes in scope of consolidation) during the current term: None

(2)	Changes in accounting policies, accounting estimates and restatements:

1)	Changes in accounting policies due to revisions of accounting standards: None

2)	Changes in accounting policies due to reasons other than above 1): None

3)	Changes in accounting estimates: None

4)	Restatements: None

(3)	Number of outstanding shares (common stock)

1)	Number of outstanding shares (including treasury stock) at end of term

FY 2023 574,580,850 shares FY 2022 574,580,850 shares

2)	Number of treasury stock at end of term

FY 2023 554,114 shares FY 2022 553,582 shares

3)	Average number of shares

FY 2023 574,027,093 shares FY 2022 574,027,580 shares

(Reference) Overview of Non-Consolidated Financial Results

1.	Non-Consolidated Financial Results for the Fiscal Year Ended March 31, 2023 (April 1, 2022 – March 31, 2023)

(1)	Non-Consolidated Financial Results

	(% of change from previous year.)
	Net sales		Operating income		Ordinary income		Profit
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY 2023	832,061	-3.7	-15,761	—	-25,743	—	-119,189	—
FY 2022	863,642	—	-3,003	—	11,611	—	-88,599	—

	Profit per share	Diluted Profit per share
	Yen	Yen
FY 2023	-207.59	—
FY 2022	-154.31	—

(Note)	The Accounting Standard for Revenue Recognition (ASBJ Statement No. 29; March 31, 2020), etc. were applied from the beginning of the previous accounting period. Accordingly, the figures for the fiscal year ending March 2022 reflect said accounting standard, etc., and increase/decrease rates from the previous year are not indicated.

(2)	Non-Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY 2023	832,468	195,566	23.5	340.62
FY 2022	780,850	309,968	39.7	539.87

(Reference) Equity capital:             FY 2023: ¥195,566 million             FY 2022: ¥309,968 million

<Reasons for the difference in non-consolidated results from the previous fiscal year>

In FY2023, our company saw operating loss worsening, due to the skyrocketing prices of materials in addition to the impact of the suspension of shipment caused by the misconduct of our company. In non-consolidated financial results, we posted ¥32,031 million as the provision of allowance for doubtful accounts accompanying the loans receivable from consolidated subsidiaries in the section of non-operating expenses, so ordinary loss worsened. For details, please refer to “3 Consolidated Financial Statements and Major Notes (5) Notes to Consolidated Financial Statements (Additional Information)” on page 14 of the attachment.

*	Summary of financial results is out of scope of audit by Certified Public Accountants or Audit companies.

*	Statement regarding the proper use of financial forecasts and other remarks

Descriptions regarding the future, including the financial projections contained in this report, are based on certain assumptions currently available to the Company, which are, at the discretion of the Company, deemed reasonable, and the Company gives no guarantees that it will achieve these results. In addition, actual financial results may significantly vary due to various factors.